UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March2007

MASISA S.A.
(formerly known as Terranova S.A.)
(Exact name of Registrant as specified in its charter)

MASISA S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82

On April 27, 2007 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on March 31, 2007. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March31 st ,
	2007	2006
CONSOLIDATED BALANCE SHEET	THUS$	THUS$
ASSETS
Total current assets	507,704	555,725
Cash and Banks	7,724	13,927
Time deposits	30,868	85,473
Marketable securities (net)	12,249	10,856
Accounts receivable (net)	136,531	121,242
Notes receivable (net)	9,245	12,690
Sundry debtors	26,654	18,948
Notes and accounts receivable from related companies	6,964	6,096
Inventories (net)	198,637	207,189
Recoverable taxes	61,703	60,693
Prepaid expenses	9,042	9,841
Deferred taxes	5,316	2,430
Other current assets	2,771	6,340
Leasing Contracts (net)	0	0
Assets for Leasing(net)	0	0
Total fixed assets	1,547,274	1,465,112
Lands	142,894	131,997
Buildings and infrastructure	220,343	211,076
Machinery and equipment	849,473	830,624
Other fixed assets	759,019	670,928
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	-431,845	-386,903
Total other assets	-17,075	-20,589
Investments in related companies	4,385	4,212
Investments in other companies	201	205
Goodwill	1,144	1,228
Negative goodwill (less)	-57,102	-61,876
Long term debtors	5,615	5,519
Long term notes and accounts receivable from related companies	0	0
Long term deferred taxes	0	0
Intangible assets	1,126	121
Amortization (less)	-214	-21
Others	27,770	30,023
Leasing Contracts (net)	0	0
TOTAL ASSETS	2,037,903	2,000,248

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March31 st ,
CONSOLIDATED BALANCE SHEET	2007 THUS$	2006 THUS$
Total current liabilities	307,680	253,770
Short term obligations to banks and financial institutions	71,569	51,412
Short term portion of long term obligations to banks and financial institutions	63,497	55,051
Obligations to the public -short-term portion (promissory note)	0	0
Obligations to the public -short-term portion (bonds)	36,443	32,261
Long term obligations due within one year		0
Dividends payable	467	561
Accounts payable	65,057	58,063
Notes payable	831	822
Sundry creditors	3,032	2,138
Notes and accounts payable to related companies	9,524	3,566
Provisions	31,543	19,994
Withholdings	14,464	18,346
Income tax	10,956	10,258
Revenue received in advance	26	759
Deferred Taxes	0	0
Other current liabilities	271	539
Total long-term liabilities	532,712	586,997
Obligations to banks and financial institutions	161,709	219,622
Long term obligations to the Public (bonds)	272,253	297,978
Notes payable Long Term	0	0
Long term sundry creditors	67	227
Notes and accounts payable to related companies Long Term	0	0
Long term Provisions	1,661	1,422
Long term Deferred taxes	77,487	45,523
Other long term liabilities	19,535	22,225
Minority interest	15,362	22,665
Total shareholders' equity	1,182,149	1,136,816
Paid/up capital stock	812,880	813,846
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	212,052	185,816
Retained Earnings	157,217	137,154
Reserves future dividends	51,424	51,424
Accumulated profits	102,557	84,563
Accumulated losses (less)	0	0
Net income (loss) for the period	3,236	1,167
Interim dividends (less)	0	0
Accumulated deficit for development period		0
Total liabilities	2,037,903	2,000,248

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements

MASISA S.A.
(Free translation from the original in Spanish)

	As of March31 st ,
	2007	2006
CONSOLIDATED INCOME STATEMENT	THUS$	THUS$
OPERATING RESULT	22,657	19,271
GROSS MARGIN	53,464	47,343
Operating Income	216,513	212,575
Operating costs (less)	-163,049	-165,232
Selling and administrative expenses (less)	-30,807	-28,072
NON /OPERATING RESULT	-16,783	-12,111
Financial Income	826	1,536
Net income on investments in related companies	19	153
Other non operating income	307	298
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	-21	-21
Financial expenses (less)	-8,500	-10,558
Other non/operating expenses (less)	-7,743	-3,182
Price/level restatements	111	165
Exchange Differences	-1,782	-502
Result before income taxes and extraordinary items	5,874	7,160
Income taxes	-8,326	-9,826
Extraordinary Items		0
Net income (loss) before minority interests	-2,452	-2,666
Minority interests	4,552	2,694
Net Income (Loss)	2,100	28
Amortization negative goodwill	1,136	1,139
NET INCOME (LOSS) FOR THE PERIOD	3,236	1,167

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
 (Free translation from the original in Spanish)

	As of March31 st ,
CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT	2007	2006
	THUS$	THUS$
Net cash flow from operating activities	30,584	3,013
Collection of accounts receivable	310,957	230,721
Financial income received	2,039	1,668
Dividends and other distributions received	0	0
Other income received	7,830	4,520
Payments of suppliers and personnel (less)	-274,716	-202,366
Interest paid (less)	-2,269	-15,442
Income tax paid (less)	-2,664	-4,201
Other expenses paid (less)	-519	-788
V.A.T. and similar paid (less)	-10,074	-11,099
Cash flow from financing activities	-6,424	59,782
Placement of shares	0	44,011
Loans drawn	37,444	115,236
Bonds	0	172,720
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	877
Dividends paid (less)	0	0
Distribution of capital (less)	0	0
Loans repaid (less)	-43,388	-116,582
Bonds paid (less)	0	-151,893
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	-480	-344
Stock issuance and placement expenses (less)	0	0
Bond issuance and placement expenses (less)	0	-4,243
Other financing disbursements (less)	0	0
Net cash flow from investment activities	-20,349	-41,812
Sales of fixed assets	0	1,615
Sales of permanent investments	0	0
Sales of other investments	874	195
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	-508	0
Acquisition of fixed assets (less)	-18,795	-18,130
Interest capitalized repaid (less)	-1,085	-1,152
Permanent investments (less)	0	-24,340
Investments in financial instruments (less)	-835
Documented loans to related companies (less)	0
Other loans to related companies (less)	0
Other investment disbursements (less)
Net total cash flow for the period	3,811	20,983
Effect of inflation on cash and cash equivalents	-19	-6,212
Net variation in cash and cash equivalents	3,792	14,771
Initial balance of cash and cash equivalents	47,049	97,858
Final balance of cash and cash equivalents	50,841	112,629

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March31 st ,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2007 THUS$	2006 THUS$
Net income (loss) for the period	3,236	1,167
Results on sales of assets:	28	-51
(Profit) loss on sales of fixed assets	28	-51
Profit on sales of investments (less)	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:	17,793	22,360
Depreciation for the period	12,232	12,590
Amortization of intangible assets	98	162
Write/off and provisions	3,688	3,517
Income from investment in related companies (less)	19	-153
Loss on investment in related companies	0	0
Amortization of goodwill	21	21
Amortization of negative goodwill (less)	-1,136	-1,139
Net price/level restatements	-111	0
Net exchange difference	1,782	337
Other credit to income not affecting cash flow (less)	-2,848	0
Other charges to income not affecting cash flow	4,048	7,025
Changes in assets affecting cash flow (increases) decreases:	-26,502	-25,300
Accounts receivable	-11,085	-21,238
Inventories	1,486	7,984
Other assets	-16,903	-12,046
Changes in liabilities affecting cash flow (increases) decreases:	40,581	7,531
Accounts payable related to operating income	23,705	-3,056
Interest payable	1,298	249
Net income taxes payable	2,614	2,642
Other accounts payable related to non/operating income	5,901	1,722
Net value added tax and similar payable	7,063	5,974
Profit (loss) of minority interest	-4,552	-2,694
Net cash flow from operating activities	30,584	3,013

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31 ST, 2007 AND 2006
(Free translation from the original in Spanish)

NOTE 1: INSCRIPTION IN THE SECURITIES REGISTER

Masisa S.A. is an open corporation whose shares are listed on the stock market; It was inscribed in the Securities Register with the number 0825 on March 24, 2004 and is subject to the regulatory authority of the Chilean Superintendence of Securities and Insurance and the United States Securities and Exchange Commission.

NOTE 2: SIGNIFICANT ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

The consolidated financial statements cover the periods from January 1 to March 31, 2007 and 2006.

b) Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the instructions of the Superintendence of Securities and Insurance, In the event of differences between the two, the instructions of the Superintendence of Securities and Insurance prevail.

c) Presentation

These financial statements are presented in United States dollars, the figures for the previous year are not therefore restated for comparison purposes.

Certain reclassifications have been made in the 2006 period for a better interpretation of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries. The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

e) Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period. For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results. The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of -0.2% in 2007 (-0.3% in 2006).

f) Currency translation

The Company is authorized to keep its accounts in United States dollars. The dollar is used as the common unit of account so the balances of assets and liabilities in different currencies have been expressed in US dollars at the exchange rates at the end of each period. Exchange differences are charged/credited to the income statement.

At March 31, 2007 and 2006, the principal exchange rates against the US dollar were:

	2007	2006
	per US dollar	per US dollar
Chilean Peso	539.2100	526.1800
Reales	2.0504	2.1724
Bolivares	2,150.0000	2,150.0000
Argentinean Peso	3.1000	3.0820
Colombian Peso	2,238.7900	2,289.9800
Mexican Peso	11.0507	10.9228
Euro	0.7489	0.8253
Unidad de Fomento	0.0293	0.0294

g) Time deposits and Marketable securities

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the period. Marketable securities relate to investments in mutual funds units shown at their respective redemption values at the period-end.

h) Inventories

- Products being processed and finished products are shown at their production cost, under the cost-by-absorption method.

- Standing forests are shown at the forestry appraisal value of the plantations that are expected to be harvested during the following year.

- Wood logs, pulp wood and native wood are shown at average production cost or at cost, as the case may be.

- Materials, spares, supplies, etc at their average cost.

- Imports in transit at cost

It is the Company’s policy to make allowances for the obsolescence of materials and spares and for the reduced value of finished products when they show certain aspects like:

- Replacement of old machinery or spares for unused machines
- Little alternative use of materials or spares with a low stock turnover.
- Possible loss of commercial value of finished products due to deterioration in lengthy storage, as compared to the standards demanded by the market.

The value of the inventories does not exceed their net estimated realization or replacement value, as the case may be.

i) Estimate of uncollectibles.

The Company’s policy is to make allowances for all accounts in judicial recovery and specific allowances for accounts that have a reasonable uncollectible risk.

j) Fixed Assets

Forest Plantations

Forest plantations are valued in accordance with the technical appraisal made by forestry engineers, Any incremental value so determined over the book value, that includes the financing cost during the growth period, has been credited to Forest reserve in Shareholders’ equity, The appraisal values have been determined on the basis of a formation cost value for young plantations and the estimated commercial value of standing timber for adult plantations.

The age at which the forest plantations are considered to be adult plantations, depends on their vegetative growth in each country.

Plantations expected to be harvested during the following year, based on a production plan, are shown as Inventories in Current assets.

Fixed assets, excluding plantations

Fixed assets are shown at their cost of acquisition or construction, or at their technical appraisal value, as the case may be, which includes financing costs during the construction period and the principal renovations or improvements. Maintenance and repair costs are charged to income in the period in which they are incurred.

Fixed assets that are temporally not in use at the period-end have been shown in Other fixed assets.

Fixed assets that are not in use and that are available for sale, have been classified as Others in the Other Assets account and are presented at their estimate realization value.

Technical appraisal

The technical appraisals were made in the form and periods set out in Circulars 1529, 1571 and 428 of the Superintendence of Securities and Insurance and are current at the date of these financial statements. No other technical appraisals have been booked.

k) Depreciation of fixed assets

Fixed assets are depreciated under the straight-line method over the estimated useful lives of the assets.

l) Intangible assets

The Company’s intangible assets, mainly water rights, are shown at their cost and are being amortized over a period of 40 years, as established in Technical Bulletin 55 of the Chilean Institute of Accountants.

m) Investments in related companies

Investments in related companies that do not consolidate, are shown at their proportional equity value, determined on the basis of their respective financial statements at the end of each period.

Foreign investments are adjusted to accounting principles generally accepted in Chile and translated to the company’s functional currency, as required by Technical Bulletin 64 of the Chilean Institute of Accountants.

The investments in national branches that take their accounting in Chileans pesos, are controlled in this currency and expressed in US dollars at the closing of each period. The appraisement differences due to conversion to dollars, that are not originated by the results of the Company, are adjusted in the equity account Conversion differences reserve, inside the item Other reserves.

n) Goodwill and negative goodwill

This represents the difference between the acquisition cost and proportional equity value of the investment at the time of purchase. These differences are amortized over the terms indicated in the Note - Goodwill and negative goodwill.

ñ) Financial transactions under resale agreements

Purchases of securities under resale agreements are shown at their present value calculated using the discount rate used for determining the price of each instrument at the time of its acquisition, and are shown in Current assets under Other assets.

o) Bonds payable

These relate to the placement of bearer bonds in Chile by Masisa S.A. and abroad by Masisa Overseas Ltd. which are valued at their initial face value plus indexation and interest accrued to the end of each period. The difference between the initial face value and the placement value is shown as a deferred asset which is being amortized on a straight-line basis over the term of the obligation.

p) Income tax and deferred taxes

The Company records its tax liabilities in accordance with current tax legislation.

The effects of deferred taxes resulting from timing differences between the financial and tax balance sheets are shown taking into account the tax rate current at the estimated time of reversal, as established in Technical Bulletin 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the time of the implementation of that bulletin (January 2000) and not previously recognized, have been deferred and are being amortized against income over the estimated term for the reversal of the item originating the timing difference.

q) Severance payments

At March 31 the 2007 the Company has constituted provisions in order to cover the existent obligations with some unions that have a compensation benefit guaranteed by retirement.

Provisions are made for the severance payments that the Company has to pay in any event under individual or group work contracts, according to the present value of the benefit using the accrued cost method, with an annual discount rate of 7% and a permanence ratio in line with years of service with the Company.

r) Sales

Sales are recorded at the time of the transfer of the goods or provision of services and relate to sales of products made by the Company and third parties. Sales prices are determined by conditions in the destination markets and are shown net of related taxes, price discounts and other things that directly affect their determination.

s) Derivative contracts

The Company has interest rate and currency swap contracts with financial institutions. These were defined as hedging of forecasted transactions and are shown as established in Technical Bulletin 57 of the Chilean Institute of Accountants.

The fair value of these instruments has been shown in Other assets or Other liabilities depending on whether they are receivable from or payable to the respective financial institution.

Unrealized gains corresponding to outstanding contracts of existing items have been shown in Other liabilities and the results realized have been taken to Financial expenses or Exchange differences, depending on the nature of the swap hedge.

In those cases where it is confirmed that the hedge taken was ineffective, the contracts have been treated as investment instruments.

t) Computer software

The software currently used by the Company was acquired from SAP Chile S.A. and consists of the SAP R/3 system, version 4.6 C, which is being amortized over 4 years.

u) Research and Development expenses

Research and development expenses are charged to the results of the year in which they are incurred. No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

v) Statement of cash flows

Cash and cash equivalents are considered the short term investments that have a minimum risk and that are part of the normal cash management and which can be quickly converted into known amounts of cash, with the intention to make such conversion within 90 days.

Cash flows from operating activities include all such cash flows related to the Company’s business, including interest paid and received, dividends received and in general all those flows that are not otherwise defined as related to investment or financing. The operating concept used in this statement is broader than the one used in the Statement of income.

w) Share issue costs

In accordance with the instructions given in Circular 1370 of the Superintendence of Securities and Insurance and its later modification (Circular 1736), share issue and placement costs were shown in an account called "Share issue and placement costs", deducted from Reserves in Shareholders’ equity.

The following is a list of the consolidated subsidiaries:

		Ownership as of
		31/03/2007			31/03/2006
RUT	Company	Direct	Indirect	Total	Total
99537270-3	INVERSIONES INTERNACIONALES TERRANOVA S.A.	60.0000	0.0000	60.0000	60.0000
81507700-8	FORESTAL TORNAGALEONES S.A.	94.9061	0.0000	94.9061	94.9061
79959070-0	MASISA INVERSIONES LIMITADA	0.0000	0.0000	0.0000	100.0000
79616940-0	MASISA CONCEPCIÓN LIMITADA	0.0000	0.0000	0.0000	100.0000
79554560-3	INVERSIONES CORONEL LIMITADA	0.0000	0.0000	0.0000	100.0000
77790860-K	MASISA PARTES Y PIEZAS LIMITADA	99.8000	0.2000	100.0000	100.0000
Foreign	MASISA OVERSEAS LIMITED	100.0000	0.0000	100.0000	100.0000
Foreign	MADERAS Y SINTÉTICOS DEL PERÚ S.A.C.	99.0114	0.8897	99.9011	99.9011
Foreign	MASISA USA, INC.	25.1200	44.9280	70.0480	70.0480
Foreign	MADERAS Y SINTÉTICOS SERVICIOS S.A. DE C.V.	99.0000	1.0000	100.0000	100.0000
Foreign	MASISA ECUADOR S.A.	99.9000	0.1000	100.0000	100.0000
Foreign	MASISA DO BRASIL LTDA.	98.3907	1.6093	100.0000	100.0000
Foreign	MADERAS Y SINTÉTICOS MÉXICO S.A. DE C.V.	99.9999	0.0001	100.0000	100.0000
Foreign	TERRANOVA PANAMÁ S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	TERRANOVA DE VENEZUELA S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	COFORVEN S.A.	0.0000	59.9700	59.9700	59.9700
Foreign	FORESTAL TERRANOVA MEXICO S.A. DE C.V.	0.0000	59.9940	59.9940	59.9940
Foreign	CORPORACIÓN FORESTAL GUAYAMURE C.A.	0.0000	51.0000	51.0000	51.0000
Foreign	MASISA MADEIRAS LTDA.	0.0000	59.9940	59.9940	59.9940
Foreign	MASISA COLOMBIA S.A.	0.0000	59.9940	59.9940	59.9940
Foreign	CORPORACIÓN FORESTAL IMATACA C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	ANDINOS C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	FORESTAL ARGENTINA S.A.	0.0000	93.6530	93.6530	93.6500
Foreign	MASISA ARGENTINA S.A.	98.0000	2.0000	100.0000	100.0000
Foreign	FIBRANOVA C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	MASNOVA DE MEXICO S.A. DE C.V.	0.0000	80.0000	80.0000	80.0000
Foreign	CC MAS S.A DE C.V.	0.0000	100.0000	100.0000	0.0000

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on March 31st, 2007, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 - SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The detail of debtors for sales, detailed by the country of the corporation that has the account to be collected is:
	2007	2006
	MUS$	MUS$
- Chile	39,234	31,041
- Venezuela	14,644	9,541
- Brazil	29,435	24,060
- Argentina	5,096	5,172
- México	21,815	26,009
- Colombia	3,581	4,073
- United States	18,921	18,148
- Ecuador	1,480	1,953
- Peru	2,325	1,245
Total	136,531	121,242

	Current
	Less than 90 days		More than 90 days and up to 1 year		Sub-Total	Current Total (net)		Long Term
	31-03-2007	31-03-2006	31-03-2007	31-03-2006		31-03-2007	31-03-2006	31-03-2007	31-03-2006
Account receivable	126,498	116,398	15,895	9,603	142,393	136,531	121,242	1,824	1,974
Uncollectible receivables estimate					5,862
Notes receivable	9,105	9,999	656	3,665	9,761	9,245	12,690	751
Uncollectible receivables estimate					516
Sundry debtors	24,680	15,878	2,408	3,490	27,088	26,654	18,948	3,040	3,545
Uncollectible receivables estimate					434
						Total Long Term receivable		5,615	5,519

NOTE 05 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The accounts receivable with related companies, correspond mainly to sales of products. These sales are expressed in US dollars.

Payment conditions and commercial accounts receivable are subject to normal market conditions and terms.

a)	Notes and Accounts Receivable

RUT	Company	ShortTerm		LongTerm
		31-03-2007	31-03-2006	31-03-2007	31-03-2006
Foreign	OXINOVA C.A	6,281	4,867	0	0
Foreign	AMANCO TUBOSISTEMAS HONDURAS	0	1	0	0
Foreign	PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	329	723	0	0
Foreign	PLYCEM CONSTRUSISTEMAS EL SALVADOR	116	129	0	0
Foreign	PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	212	208	0	0
Foreign	PLYCEM CONSTRUSISTEMAS NICARAGUA	0	168	0	0
Foreign	TEK BOARD OVERSEAS, INC.	26	0	0	0
TOTAL		6,964	6,096	0	0

b)	Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		31-03-2007	31-03-2006	31-03-2007	31-03-2006
Foreign	OXINOVA C.A	7,995	3,305	0	0
Foreign	TEK BOARD OVERSEAS, INC	1,529	261	0	0
TOTALES		9,524	3,566	0	0

c)	Related Party Transactions and balance:

				31-03-2007		31-03-2006
Company	RUT	Relationship Nature	Description of Transaction	Amount	Effect on Income, (debit/credit)	Amount	Effect on Income, (debit/credit))
OXINOVA C.A	Foreign	Merged	Services rendered	18	18	0	0
		Merged	Buys of products	5,881	-5,881	5,338	-5,338
		Merged	Land rent	3	3	3	2
PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	Foreign	Common Parent	Sales of products	184	77	165	59
PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	Foreign	Common Parent	Sales of products	276	116	604	211
PLYCEM CONSTRUSISTEMAS NICARAGUA S.A.	Foreign	Common Parent	Sales of products	0	0	131	46
PLYCEM CONSTRUSISTEMAS EL SALVADOR S.A.	Foreign	Common Parent	Sales of products	122	59	101	29

NOTE 06 - INVENTORIES

Inventories as of March 31, 2007 and 2006 include the following:

	2007	2006
	THUS$	THUS$

Finished and process products	90,128	99,504
Imports in transit	21,630	20,480
Standing Timber	40,609	34,549
Raw Material	21,603	23,217
Materials, spares, supplies & others	24,667	29,439
TOTAL	198,637	207,189

Inventories are shown net of allowance for THUS$3,823 (THUS$2,475 in 2006).

NOTE 07 - DEFERRED TAXES AND INCOME TAXES

a) Income tax

At March 31, 2007 the Company made no provision for income tax as it has total accumulated tax losses of ThUS$195,565 (ThUS$290,241 at March 31, 2006).

b) Deferred taxes

As required by Technical Bulletins 60, 68, 69 and 71 of the Chilean Institute of Accountants and Circular 1,466 of the Superintendence of Securities and Insurance, the Company showed deferred taxes arising from timing differences, tax losses and other events that create differences between the accounting and tax treatment of assets and liabilities, shown in the following table.

c) The result of income tax, generated by each country, is as follows:

Country	2007	2006
	THUS$	THUS$
Chile	(1,316)	(1,611)
Argentina	(1,964)	(1,869)
Brazil(*)	(3,802)	(5,289)
United States	1,810	30
Peru	(337)	(258)
Colombia	(417)	(234)
Others	(2,300)	(595)
Total	(8,326)	(9,826)

(*) The income tax in the Brazilian companies is strongly influenced by the variation between the Real currency and the US dollar, which generates exchange difference in the local accounting, when reevaluating the net liabilities in US dollars (nearly THUS$ 150,000). The variation registered in the real in this period is 4.1% (7.2% in 2006).

Deferred Taxes.

	31-03-2007				31-03-2006
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Temporary Differences
Provision for uncollectible accounts	1,498	257	0	0	1,256	0	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	569	0	0	0	401	0	0	0
Amortization of intangible assets	0	0	0	0	0	0	0	0
Leasing assets	0	0	0	0	0	0	0	0
Manufacturing expenses	137	0	1,134	121	0	0	604	0
Fixed assets depreciation	0	0	0	34,414	0	0	0	33,960
Severance payment	0	0	0	0	0	0	0	0
Others events	1,066	92	0	1,177	886	144	17	184
Expenses paid in advance	0	0	66	43	0	0	106	271
Fixed assets provision	0	1,439	0	0	0	2,012	0	0
Obsolescence provision	681	0	0	0	225	40	0	0
Other provisions	1,572	1,713	0	1,225	665	1,128	0	49
Forestry Reserve	0	0	0	48,131	0	0	0	48,682
Tax losses	3,369	83,385	0	0	378	116,735	0	0
Cost of activated funding	0	0	980	6,068	0	0	0	6,989
Non realized profits provision	521	202	0	0	0	342	558	0
Activated expenses in plantations	0	0	55	15,637	0	0	62	17,938
Exchange rate variations	0	0	0	19,373	0	0	0	14,898
Others
Balance for Complementary assets net of amortization	0	1,096	0	16,337	34	1,431	0	28,196
Valuation provisions	1,862	53,627			0	69,718
Total	7,551	32,365	2,235	109,852	3,777	49,252	1,347	94,775

Income Taxes:

Items	31-03-2007	31-03-2006
Regular tax expense (tax provision)	-3,393	-2,653
Tax expenses adjustment (previous period)	0	0
Effect for assets and liabilities for deferred taxes of the period	-4,109	-2,734
Tax credit due to tax loss	-372	-6,051
Effect for amortization of deferred assets and liabilities complementary accounts	-418	-349
Effect on assets and liabilities of deferred taxes for the changes in the valuating provisions	0	2,103
Other charges and credits in the account	-34	-142
Total	-8,326	-9,826

 NOTE 08 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:

	2007			2006
	Book value	Cumulative Depreciation	Net Fixed Assets	Book value	Cumulative Depreciation	Net Fixed Assets
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	142,894	-	142,894	131,997	-	131,997

Building and infrastructure	220,343	(72,809)	147,534	211,076	(66,343)	144,733

Machinery andequipment	849,473	(312,828)	536,645	830,624	(273,700)	556,924

Other fixed assets	759,019	(41,899)	717,120	670,928	(42,575)	628,353
-Plantations	614,326	-	614,326	562,448	-	562,448
-Sites under Construction	78,441	-	78,441	36,824	-	36,824
-Other fixed assets	66,252	(41,899)	24,353	71,656	(42,575)	29,081

Negative Goodwill
Technical Reappraisal:	7,390	(4,309)	3,081	7,390	(4,285)	3,105
- Land	2,672	-	2,672	2,672	-	2,672
- Building and infrastructure	4,718	(4,309)	409	4,718	(4,285)	433

Total	1,979,119	(431,845)	1,547,274	1,852,015	(386,903)	1,465,112

Depreciation for the year :	2007	2006
	THUS$	THUS$
Effect on Income
From Operations	11,402	11,415
Administrative Expenses	1,094	827
Non-operating	137	275

Activated
Negative Goodwill in
Plantations	54	73
Total	12,687	12,590

Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers. This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries that posses a forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest reserve presented under the Equity item and has been determined through a comparison of the valorization described in Note 2.

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2 reached the amount of THUS$1,611 as of March 31, 2007,(THUS $942 in 2006) in addition, there was a de-activation by currency exchange difference of THUS$102 (activation of THUS$555 in 2006).

Forestry subsidies:

The forestry subsidies received by Masisa S.A. are credited to the forestry subsidies account which is shown deducted from Plantations, and amounts to ThUS$5,386 at March31, 2007 (ThUS$5,492 at March31, 2006).

Accounting values provisions and inactive assets:

The Company has constituted a provision in order to adjust the countable value of the lines which operating flow projections reveal that the net flows that this line would generate in the future would not cover the respective charges due to depreciations.

Additionally, the company has temporarily inactive goods in some of its plants. For these assets the company maintains a provision, depreciation is shown under other non-operating expenses.

NOTE 09 - INVESTMENTS IN RELATED COMPANIES

In order to establish the book value of investments, unrealized profits from operations with related companies have been eliminated.

The Company included in its investments, liabilities from Forestal Tornagaleones in UF’s equivalent to UF1,108,969, according to what is established in Technical Bulletin No, 64 of the Chilean Institute of Accountants, resulting in an accumulated restatement as of March 31, 2007 of THUS$11,446 (THUS$11,418 in 2006).

					Participation %		Shareholder's Equity
	Company	Country	Investment Control Currency	Number of shares	31-03-2007	31-03-2006	31-03-2007	31-03-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	1,963,564	49.00000	49.00000	8,949	8,553

				Net Income for the period		Shareholder's Equity to just value		Net Income to just value
	Company	Country	Investment Control Currency	31-03-2007	31-03-2006	31-03-2007	31-03-2006	31-03-2007	31-03-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	39	311	0	0	0	0

				Net Income Accrued		VP/VPP		Unrealized Result		Book value of investment
	Company	Country	Investment Control Currency	31-03-2007	31-03-2006	31-03-2007	31-03-2006	31-03-2007	31-03-2006	31-03-2007	31-03-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	19	153	4,385	4,212	0	0	4,385	4,212
Total						4,385	4,212	0	0	4,385	4,212

NOTE 10. INVESTMENT IN OTHER COMPANIES.

It corresponds to shares in other companies such as Unión El Golf S.A., Control de Plagas Forestales, Copelec Ltd, among others. At the closing of the period, they had a value of THUS$ 201 (THUS$ 205 as of March 31 2006).

NOTE 11 - GOODWILL AND NEGATIVE GOODWILL

Goodwill

The purchase of the subsidiary Masisa Cabrero S.A., formerly Fibranova S.A., by the former Masisa S.A., generated goodwill for the Company which its expected to be amortized over 20 years in view of the expected returns from that subsidiary.

Negative goodwill

The purchase of 43.16% of the former Masisa S.A. by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in July 2002 and of 0.544% in June 2003, generated a negative goodwill for the Company which it is intended to amortize over 15 years, taking into account that the assets of that company are mainly industrial and have an average useful life similar to that period.

The purchase by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in October 2003 of 40.00% of Terranova S.A. generated negative goodwill which it is intended to amortize over 20 years.

The participation of the former Masisa S.A. in the capital increase of June 27, 2002 of Forestal Tornagaleones S.A., generated negative goodwill which it is intended to amortize over 20 years.

On November 15, 2005, Masisa S.A. bought 9,987,400 shares, equivalent to 34.35% of Forestal Tornagaleones S.A., generating negative goodwill that it is being amortized over the remaining period of the original term, that is 20 years.

In January 2006 Forestal Tornagaleones S.A. purchased 22,406,455 shares, equivalent to 48.6% of Forestal Argentina, generating a Negative goodwill that it is being amortized in 20 years.

Goodwill

		31-03-2007		31-03-2006
RUT	Company	Amortization Amount for the Period	Goodwill	Amortization Amount for the Period	Goodwill
96623490-3	MASISA CABRERO S.A.	21	1,144	21	1,228
	TOTAL	21	1,144	21	1,228

Negative Goodwill

		31-03-2007		31-03-2006
RUT	Company	Amortization Amount for the Period	Negative Goodwill	Amortization Amount for the Period	Negative Goodwill
81507700-8	FORESTAL TORNAGALEONES S.A.	214	12,408	214	13,262
92257000-0	MASISA S.A. (OLD)	691	28,610	691	31,376
96802690-9	TERRANOVA S.A.	84	5,619	84	5,955
Foreign	CORPORACIÓN FORESTAL GUAYAMURE C.A.	31	1,720	31	1,843
Foreign	FORESTAL ARGENTINA S.A.	116	8,745	119	9,440
	TOTAL	1,136	57,102	1,139	61,876

NOTE 12 - INTANGIBLES

Under the intangibles account, the Company has classified mainly SAP R3 Licenses, Water Rights and other minors, which are being amortizised. The value of these assets as of March 31, 2007 is THUS$ 912 (THUS$ 100 as of March 2006).

NOTE 13 - OTHER (ASSETS)

As of March31ST, 2007 and 2006, respectively, the following are the balances of Other Assets:

	2007	2006
	THUS$	THUS$

Market value of swaps	4,592	3,968
Goodwill and expenses for placing bonds (1)	4,610	6,344
Bond issue & placement costs (1)	5,537	6,564
Exploitation rights (2) (3)	10,209	10,679
Goods for sale and others	2,822	2,468
TOTAL	27,770	30,023

(1)	Net of Amortization

(2)
In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements for 59,000 hectares of Caribbean wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights. The items described will be amortized based on the cubic meters (m3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 m3.

(3)
In fiscal year ended December 31, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 m3/year of wood and a sawmill for THUS$ 3,324. Exploitation rights will be amortized based on the volume of m3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

NOTE 14 - BANK AND FINANCIAL INSTITUTIONS SHORT-TERM OBLIGATIONS

Short Term (code 5.21.10.10)

				Types of currency and index readjustment
RUT	Bank or financial institution	US Dollar		Euro		Yen		Other foreign currency		UF		ThCh$ no adjustment		TOTAL
		31-03 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006
97041000-7	BANKBOSTON N.A.	1,600	0	0	0	0	0	0	0	0	0	0	0	1,600	0
97004000-5	BANCO DE CHILE	7,015	0	0	0	0	0	0	0	0	0	0	0	7,015	0
97919000-K	ABN AMRO BANK	3,750	0	0	0	0	0	0	0	0	0	0	0	3,750	0
97032000-8	BANCO BBVA	2	1,393	0	0	0	0	0	0	0	0	0	0	2	1,393
97039000-6	BANCO SANTANDER	6	0	0	0	0	0	0	0	0	0	0	0	6	0
Foreign	BANCO ITAU BBA S.A.	11	1,182	0	0	0	0	0	0	0	0	0	0	11	1,182
Foreign	HSBC BANK USA	0	2,519	0	0	0	0	0	0	0	0	0	0	0	2,519
Foreign	BANCO MERCANTIL	0	0	0	0	0	0	25,290	16,282	0	0	0	0	25,290	16,282
Foreign	ABN AMRO BANK	0	0	0	0	0	0	0	5,225	0	0	0	0	0	5,225
Foreign	BANCO PROVINCIAL	0	0	0	0	0	0	4,913	0	0	0	0	0	4,913	0
Foreign	BANCO DE VENEZUELA	0	0	0	0	0	0	19,856	24,302	0	0	0	0	19,856	24,302
Foreign	CITIBANK VENEZUELA	0	0	0	0	0	0	9,126	0	0	0	0	0	9,126	0
Foreign	BANCO ALFA DE INVESTIMENTOS	0	509	0	0	0	0	0	0	0	0	0	0	0	509
	OTHERS	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	OTHERS	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total	12,384	5,603	0	0	0	0	59,185	45,809	0	0	0	0	71,569	51,412
	Principal owed	12,300	4,390	0	0	0	0	56,091	45,455	0	0	0	0	68,391	49,845
	Average Rate	5.36%	5.33%					10.2%	14.31%

Long Term - Short Term (code 5.21.10.20)

				Types of currency and index readjustment
RUT	Bank or financial institution	US Dollar		Euro		Yen		Other foreign currency		UF		ThCh$ no adjustment		TOTAL
		31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006	31-03- 2007	31-03- 2006
97006000-6	BANCO DE CREDITO E INVERSIONES	8,628	7,249	0	0	0	0	0	0	0	0	0	0	8,628	7,249
97030000-7	BANCO ESTADO	8,703	6,530	0	0	0	0	0	0	0	0	0	0	8,703	6,530
97053000-2	BANCO SECURITY	2,621	1,964	0	0	0	0	0	0	0	0	0	0	2,621	1,964
97023000-9	BANCO CORPBANCA	17,818	13,296	0	0	0	0	0	0	0	0	0	0	17,818	13,296
97039000-6	BANCO SANTANDER	5,609	4,361	0	0	0	0	0	0	0	0	0	0	5,609	4,361
96658480-7	RABOINVESTMENTS CHILE S.A.	0	1,099	0	0	0	0	0	0	0	0	0	0	0	1,099
97919000-K	ABN AMRO BANK	0	106	0	0	0	0	0	0	0	0	0	0	0	106
97032000-8	BANCO BBVA	2,894	2,189	0	0	0	0	0	0	0	0	0	0	2,894	2,189
Foreign	ABN AMRO BANK	196	0	0	0	0	0	0	1,828	0	0	0	0	196	1,828
Foreign	CORPBANCA VENEZUELA	0	0	0	0	0	0	0	2,105	0	0	0	0	0	2,105
Foreign	WESTDEUTSCHE LANDESBANK	4,861	3,333	0	0	0	0	0	0	0	0	0	0	4,861	3,333
Foreign	CITIBANK N.A.	443	240	0	0	0	0	0	0	0	0	0	0	443	240
Foreign	COMERICA BANK	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Foreign	BANCO CHILE NEW YORK BRANCH	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Foreign	THE BANK OF NOVA SCOTIA	443	240	0	0	0	0	0	0	0	0	0	0	443	240
Foreign	RABOBANK NEDERLAND	6,019	2,969	0	0	0	0	0	0	0	0	0	0	6,019	2,969
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	3,802	5,482	0	0	0	0	0	0	0	0	0	0	3,802	5,482
Foreign	BANCO ITAU BBA	1,460	2,060	0	0	0	0	0	0	0	0	0	0	1,460	2,060
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTAL	63,497	51,118						3,933			0	0	63,497	55,051
	Equity Amount in debt	59,588	47,156						3,844					59,588	51,000
	Average Rate	6.18%	3.44%						16.1%

Percentage of the amount owed in foreign currency (%)	55.98%
Percentage of the amount owed in local currency (%)	44.02%

NOTE 15 - BANK AND FINANCIAL INSTITUTIONS LONG-TERM

The loans granted by Masisa Inversiones Limitada (Company absorbed by Masisa S.A. in June 2006) to the subsidiary Masisa do Brazil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which Masisa S.A. is the holder, these loans are presented reducing the corresponding debts for equal amount that the subsidiary Masisa do Brazil Limitada has with Banco Itaú BBA S.A.. This is recorded in “Cédulas de Crédito Bancário - Res,2770” which beneficiary is Banco Itaú BBA S.A., this in consideration that the documents in which this operations are established, allows to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário - Res,2770” are presented net in the statement of income.

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
97006000-6	BANCO DE CREDITO E INVERSIONES	Dollar	5,278	4,167	0	0	0		9,445	6.56	0
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		14,722
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
96658480-7	RABOINVESTMENTS CHILE S.A.	Dollar	0	0	0	0	0		0		12,500
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97030000-7	BANCO DEL ESTADO DE CHILE	Dollar	2,116	0	0	0	0		2,116	6.44	6,358
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97036000-K	BANCO SANTANDER	Dollar	2,054	0	0	0	0		2,054	6.45	4,976
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
97023000-9	BANCO CORPBANCA	Dollar	6,997	0	0	0	0		6,997	6.46	15,007
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97053000-2	BANCO SECURITY	Dollar	1,167	0	0	0	0		1,167	6.48	2,334
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97032000-8	BANCO BBVA	Dollar	722	0	0	0	0		722	6.44	0
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
Foreign	THE BANK OF NOVA SCOTIA	Dollar	0	4,950	19,800	0	0		24,750	5.8	24,750
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	CORP BANCA VENEZUELA	Dollar	0	0	0	0	0		0		3,114
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	CITIBANK N.A.	Dollar	0	4,950	19,800	0	0		24,750	5.8	24,750
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
Foreign	RABOBANK NEDERLAND	Dollar	4,540	9,310	26,890	5,618	0		46,358	6.05	38,720
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	Dollar	3,800	3,800	0	0	0		7,600	7.58	26,611
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	WESTDEUTSCHE LANDESBANK	Dollar	0	4,950	19,800	0	0		24,750	5.81	32,614
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	BANCO BBVA	Dollar	0	0	0	0	0		0		2,166
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
Foreign	ABN AMRO BANK	Dollar	0	2,200	8,800	0	0		11,000	5.25	11,000
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Total			26,674	34,327	95,090	5,618	0		161,709		219,622

Total amount of liabilities in foreign currency:	0%
Total amount of liabilities in local currency:	100%

NOTE 16 - SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

The bond obligations are:

Series C1 bonds
- Relate to 1,000 certificates of US$10,000 and Series C2 bonds corresponding to 200 certificates of US$100,000. Repayment of principal is due on June 15, 2008. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

Series A bonds
- Consist of 5,000 certificates of UF500 each for a 7-year term and a two-year grace period for the repayment of principal. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of principal are due in ten semi-annual payments starting on June 15, 2006.

Series B bonds
- Consists of 1,404 certificates of UF500 each for a 21-year term and a seven-year grace period for the repayment of principal. They accrue compound interest in arrears at 6.25% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of principal are due in twenty-eight semi-annual payments starting on June 15, 2011.

On January 12, 2006, the company issued two new lines of bonds which are recorded in the Securities Register of the Superintendence of Securities and Insurance with the numbers 439 and 440, on November 14 and 15, 2005 respectively, detailed as follows:

Series E bonds
- UF 2,750,000 was placed against the line No,439, with a 21-year term and 1 year’s grace and an interest rate of 4.75%.

Series D bonds
- UF 2,000,000 was placed against the line No,440, with a 7-year term and 2 year’s grace and an interest rate of 4.25%.

- The Series A and D bonds are partially covered against the dollar exchange rate exposure against the Unidad de Fomento by swap contracts with Citibank N.A., Agency in Chile, Morgan Stanley Capital Services Inc, and Banco Santander Santiago (see Note 25) and have therefore been valued as required by paragraph 11 of Technical Bulletin 57 of the Chilean Institute of Accountants.

The subsidiary Masisa Overseas has outstanding bonds (“Private Placement”) for THUS$18,000. They were acquired by Insurance and Fund Companies in the United States. The amortization is THUS$9,000 per year, and the payment day is May 15, of each year, ending the year 2008. The interest rate is paid semi annually, in May and November of each year.

NOTE 16 - SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

Registration Number or Instrument Identification	Series	Nominal amount Valid placement				Periodicity		Par Value
Short term Portion of Long Term Bond			Currency of bond adjustment	Interest rate	Final maturity	Interest Payment	Amortization Payment	31-03-2007	31-03-2006	Place of the transaction Chile or Foreign
336	C	0	THUSD	5.00%	-	Semi annual	2008	432	432	Local
356	A	500	THU.F.	5.00%	-	Semi annual	2006	18,018	18,250	Local
355	B	0	THU.F.	6.25%	-	Semi annual	2011	429	429	Local
440	D	0	THU.F.	4.25%	-	Semi annual	2008	1,315	1,313	Local
439	E	137	THU.F.	4.75%	-	Semi annual	2007	6,701	2,015	Local
PRIVATE PLACEMENT	B	9,000	THUSD	8.06%	-	Semi annual	2007	9,548	9,822	Foreign
Total Short Term Portion								36,443	32,261

Long Term Bond
336	C	30,000	THUSD	5.00%	-	Semi annual	2008	30,000	30,000	Local
356	A	1,500	THU.F.	5.00%	-	Semi annual	2006	52,599	64,834	Local
355	B	702	THU.F.	6.25%	-	Semi annual	2011	23,920	23,902	Local
440	D	2,000	THU.F.	4.25%	-	Semi annual	2008	67,446	67,609	Local
439	E	2,612	THU.F.	4.75%	-	Semi annual	2007	89,288	93,633	Local
PRIVATE PLACEMENT	B	9,000	THUSD	8.06%	-	Semi annual	2008	9,000	18,000	Foreign
Total Long Term								272,253	297,978

NOTE 17- PROVISIONS AND WRITE-OFFS

 Short-term Provisions

	2007	2006
	THUS$	THUS$

Related to the Personnel:
Vacations	5,061	4,025
Gratifications	951	700
Sundry compensations	471	385
Incentive bonds to the personnel	2,851	2,181
Other benefits	2,500	446

Other Provisions:
Participation of the Board	732	992
Consultancies and services	1,833	649
Major repairs and plant shutdowns	684	580
Imports and exports expenses	1,981	1,038
Commissions	1,754	1,609
Goods and services receivable	2,643	1,607
Contingent liabilities	1,167	1,335
Other Taxes	6,812	3,822
Other Provisions	2,103	625
TOTAL	31,543	19,994

Long-term Provisions
	2007	2006
	THUS$	THUS$

Judicial deposit provision	-	422
Proforca provision (*)	1,123	1,000
Antiquity Bonds provision	258	-
Severance Payment Provision	280	-
TOTAL	1,661	1,422

Provisions presented net from assets that originate them:

	2007	2006
	THUS$	THUS$

Provision for irretrievable debtors	6,812	6,153
Provision for inventory	3,823	2,475
Provision for fix assets	14,435	13,165

(*) Estimated cost of having to reforest 7,500 hectares that must be delivered to CVG Proforca C.A. by the end of the actual usufruct contract that Masisa S.A. has with that company, which ends in the year 2027.

NOTE 18- SEVERANCE PAYMENT

Severance payments are as follows:

	2007	2006
	THUS$	THUS$

Balances as of January 1st	280	21
Provision for the period	238	-
Payments for the period	(238)	(21)
Balances as of March 31	280	-

NOTE 19- OTHER LONG TERM LIABILITIES

Balance as of March31th is set forth in detail (THUS$):

	Expire			Values
	2008	2009	2010	2007	2006
			(THUSD)
ICMS Tax payable on long term	4,433	4,214	4,677	13,324	13,747
Unrealized profit cover operations of existing entries	4,471	-	-	4,471	6,484
Swap Currency market value currencies	1,740	-	-	1,740	1,994
TOTALS	10,644	4,214	4,677	19,535	22,225

NOTE 20- MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period
	2007	2006	2007	2006
	THUS$	THUS$	THUS$	THUS$
Forestal Tornagaleones S.A,	6,983	6,536	(12)	(27)
Forestal Argentina S,A,	1,037	939	(9)	-
Maderas y Sintéticos de Peru S,A	6	4	-	-
Corporación Forestal Guayamure C,A,	1,968	1,912	14	75
Invers, Internacionales Terranova S,A,	5,360	13,268	4,559	2,646
Masisa Madeiras Ltda,	8	6	-	-
Corporación Forestal de Venezuela C,A	-	-	-	-
Total	15,362	22,665	4,552	2,694

NOTE 21 - SHAREHOLDERS' EQUITY VARIATIONS

a) Paid capital

The subscribed and paid capital at March31, 2007 amounts to US$812,879,756 divided into 5,667,750,881 shares of no nominal value.

b) Distribution of earnings

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

The following shows the dividends per share that the shareholders’ meeting agreed to during 2006, shown in dollars as of the date of payment:

Dividend		Month	Dividend	No, of third
		paid	per share	party shares
		US$
Mandatory	Year 2005 No,11	May-2006	0.001216508	5,667,750,881
Additional	Year 2005 No,11	May-2006	0.000811005	5,667,750,881

c) Other reserves comprise the following:

Forest Reserve:

The forest reserve amounts to ThUS $201,128 (ThUS$172,797 in 2006), corresponding to the difference between the plantations’ appraisal value and their respective historic cost which includes the real cost of financing. This reserve is booked net of deferred tax in accordance with Technical Bulletins 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves arose from the conversion to US dollars of the equity of some subsidiary and associate companies that maintained or maintain their accounts in Chilean pesos, amounting to ThUS$15,340 (ThUS$16,532 in 2006), for the constitution of a legal reserve in foreign subsidiaries of ThUS$100 (ThUS$100 in 2006) and, shown deducted from Shareholders’ equity, the costs of the issue and placement of shares related to the last capital increase, THUS$ 4,516 (THUS$3,613 in 2006).

d) Own-issued shares

The following was taken into account in quantifying the number of shares in the table 21 "Acquisition and holding of own shares":

For rights to withdraw: the 2,121,766 shares of the former Masisa S.A. bought from shareholders who exercised their right to withdrawal, that was multiplied by the exchange factor of 2.56 resulting in the sum of 5,431,721 shares.

From the total shares of own emission that the company once possessed, product of the merger with old Masisa S.A., part of them were placed in new shareholders and the rest was used in a decrease of capital, according to the Law 18.046 of Anonymous Companies, as it is shown in the annexed squares of this Note. To the date, the Company does not possess any shares of own emission.

e)Previous Net Income for the period adjustment

During the last period, the Company detected an inventory missing which affects the amount of the Packaging Materials account which happened as a result of a parametrizing error in the tariffs used to value this materials consumption in the Company’s costs system.
This error, which has its origin mainly in the 2005 exercise, was registered against accumulated results in the company’s shareholder’s equity for an amount of ThUS$1,935.-

	31-03-2007
	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	812,880	0	0	219,494	51,424	73,072	0	0	29,485
Previous period income distribution	0	0	0	0	0	29,485	0	0	-29,485
Definitive dividend of previous period	0	0	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0	0	0	0	0	0	0
Deficit accumulated during development period	0	0	0	0	0	0	0	0	0
Dividends Payment	0	0	0	-279	0	0	0	0	0
Capital effects due to merger	0	0	0	-7,163	0	0	0	0	0
Adjustment For Conversion difference	0	0	0	0	0	0	0	0	0
Forestry reserve	0	0	0	0	0	0	0	0	0
Emission and placement costs	0	0	0	0	0	0	0	0	0
Previous period income Adjustments	0	0	0	0	0	0	0	0	0
Capital reduction due to end of legal period	0	0	0	0	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	3,236
Interim dividends	0	0	0	0	0	0	0	0	0
Final Balance	812,880	0	0	212,052	51,424	102,557	0	0	3,236
Actualized Balance
	31-03-2006
	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	769,834	0	0	188,477	51,424	60,129	0	0	26,369
Previous period income distribution	0	0	0	0	0	26,369	0	0	-26,369
Definitive dividend of previous period	0	0	0	0	0	0	0	0	0
Capital Increase with shares issue	44,012	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0	0	0	0	0	0	0
Deficit accumulated during development period	0	0	0	0	0	0	0	0	0
Dividends Payment	0	0	0	-497	0	0	0	0	0
Forestry reserve	0	0	0	-2,164	0	0	0	0	0
Adjustment For Conversion difference	0	0	0	0	0	0	0	0	0
Capital effects due to merger	0	0	0	0	0	0	0	0	0
Emission and placement costs	0	0	0	0	0	0	0	0	0
Previous period income Adjustments	0	0	0	0	0	-1,935	0	0	0
Capital reduction due to end of legal period	0	0	0	0	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	1,167
Interim dividends	0	0	0	0	0	0	0	0	0
Final Balance	813,846	0	0	185,816	51,424	84,563	0	0	1,167
Actualized Balance	813,846	0	0	185,816	51,424	84,563	0	0	1,167

a)	Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Outstanding shares
Unique	5,667,750,881.00	5,667,750,881.00	5,667,750,881.00

b)	Capital (Amount THUS$)

Series	Subscribed Capital	Paid Capital
Unique	812,880	812,880

c)	Acquisition and ownership of company shares

Share repurchase reason	Share repurchase date	N° of Shares	Share repurchase
			Series	Amount
Merger	01/07/2003	87,871,054	Unique	16,828
Withdrawal right	26/12/2003	13,538,394	Unique	1,550
Withdrawal right old Terranova S.A.	27/05/2005	12,647,263	Unique	3,202
Withdrawal right old Masisa S.A.	27/05/2005	5,431,721	Unique	1,379

d) Disposals or reductions in own share portfolio

Reason	Date	Portfolio decrease
		N° of Shares	Amount
Capital Decrease	31-10-2004	87,871,054	16,828
Capital Decrease	26-12-2004	13,538,394	1,550
Preferent Offer	12-12-2005	10,806,939	2,738
Preferent Offer	06-01-2006	3,459,841	877
Capital Decrease	27-05-2006	3,812,204	966

NOTE 22 - OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of March31th, 2007 and 2006 is as follows:

Other non-operating income	2007	2006
	THUS$	THUS$
Gain on sale of goods & services	114	242
Others	193	56
Total	307	298

Other non-operating expenses:

	2007 THUS$	2006 THUS$
Depreciation and Amortization	107	203
Severance and sawmill reparation (1)	2,268	1,098
Closure Charleston production plant (2)	1,851	-
Forestry fire provisions (3)	2,136	695
Donations	56	73
Others	1,325	1,113
Total	7,743	3,182

(1)
In Venezuela it was accorded with Proforca the reparation and refund of a sawmill that was being rented and the wood supply contract was ended. This contract ending meant a compensation payment of THUS$1,096 and reparation expenses on the sawmill for THUS$3,078 that are stated in Other expenses outside the operation in the Income Statement.

(2)
In February 2007, the shut down of the MDF Moulding plant at Charleston was materialized. This decision implied associated losses regarding severance payments, write offs associated to raw materials and other expenses directly related to the closing of the facilities.

(3)	In January 2007, a forest fire burned down a total of 1,171 has. of standing forests in Chile, which implied the acknowledgement of an estimated loss to the company.

NOTE 23 - PRICE LEVEL

ASSETS (DEBITS) / CREDITS	READJUSTMENT INDEX	31-03-2007	31-03-2006

INVENTORIES	-
FIXED ASSET	IPC	231	0
INVESTMENT IN RELATED COMPANIES	IPC	152	165
OTHER NON MONETARY ASSETS	IPC	0	0
EXPENSES AND COSTS ACCOUNT	-	0
TOTAL (POSITIONS) PAYMENTS	-	383	165

LIABILITIES (DEBITS) CREDITS

EQUITY	IPC	-272	0
NON MONETTARY LIABILITIES	-
INCOME ACCOUNT	-
TOTAL (DEBITS) CREDITS	-	-272	0
(LOSS) PROFIT FROM PRICE LEVEL		111	165

NOTE 24: Exchange Differences - Foreign Currency
The breakdown of all foreign currency accounts is as follows:

Account		Amount
Assets (Debits) / Credit	Currency	31-03-2007	31-03-2006
Cash	Argentinean Peso	-39	11
Cash	Chilean Peso	-216	-6,635
Cash	Mexican Peso	-61	-63
Cash	Brazilian Real	94	-44
Cash	Bolivars	-39	-3
Cash	Other Currencies	-34	-322
Time deposits	Other Currencies	25	0
Time deposits	Chilean Peso	0	717
Time deposits	Brazilian Real	351	992
Marketable securities	Chilean Peso	36	0
Marketable securities	Other Currencies	36	0
Accounts receivable	Argentinean Peso	-41	-1
Accounts receivable	Chilean Peso	-359	-95
Accounts receivable	Mexican Peso	-270	22
Accounts receivable	Brazilian Real	843	1,265
Accounts receivable	Bolivars	-10	0
Accounts receivable	Other Currencies	69	291
Notes receivable	Chilean Peso	-254	-1,219
Notes receivable	Argentinean Peso	55	-8
Notes receivable	Brazilian Real	132	34
Notes receivable	Mexican Peso	-65	-367
Notes receivable	Bolivars	11	69
Sundry debtors	Chilean Peso	-18	15
Sundry debtors	Bolivars	7	0
Sundry debtors	Argentinean Peso	-11	-1
Sundry debtors	Mexican Peso	-17	-12
Sundry debtors	Other Currencies	36	-21
Sundry debtors	Brazilian Real	131	13
Inventories	Mexican Peso	0	-1
Inventories	Brazilian Real	0	-186
Inventories	Other Currencies	3	0
Recoverable taxes	Argentinean Peso	-25	-92
Recoverable taxes	Chilean Peso	-284	-377
Recoverable taxes	Mexican Peso	-26	-250
Recoverable taxes	Brazilian Real	316	604
Recoverable taxes	Bolivars	-3	0
Recoverable taxes	Other Currencies	52	-94
Prepaid expenses	Chilean Peso	18	-127
Prepaid expenses	Argentinean Peso	0	4
Prepaid expenses	Mexican Peso	-5	0
Prepaid expenses	Brazilian Real	36	43
Prepaid expenses	Other Currencies	7	1
Others current assets	Chilean Peso	6	-7
Others current assets	Mexican Peso	-19	-5
Others current assets	Brazilian Real	0	13
Others current assets	Other Currencies	0	0
Long term debtors	Chilean Peso	22	-6
Long term debtors	Brazilian Real	142	175
Intangible	Brazilian Real	0	0
Others assets	Mexican Peso	-101	0
Others assets	Argentinean Peso	2	1
Others assets	Chilean Peso	-51	-277
Others assets	Brazilian Real	44	177
Others assets	Other Currencies	-5	-11
Total (Debits) Credits		521	-5,777

		Amount
Account	Currency	31-03-2007	31-03-2006
LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	Chilean Peso	-7	-6
Short-term financial liabilities	Other Currencies	0	0
Short-term financial liabilities	Bolivars	-1,487	-574
Long-term financial liabilities	Chilean Peso	-6	-339
Long-term financial liabilities	Bolivars	-152	0
Obligations with the public	U.F.	1,607	8,302
Accounts payable	Argentinean Peso	-39	-3
Accounts payable	Mexican Peso	-6	19
Accounts payable	Chilean Peso	103	145
Accounts payable	Brazilian Real	-290	-441
Accounts payable	Bolivars	-1	2
Accounts payable	Euro	0	-57
Accounts payable	Other Currencies	-52	62
Notes payable	Brazilian Real	0	-3
Notes payable	Bolivars	-27	0
Sundry creditors	Argentinean Peso	0	0
Sundry creditors	Brazilian Real	-31	-6
Sundry creditors	Bolivars	0	0
Sundry creditors	Other Currencies	6	4
Provisions	Chilean Peso	176	122
Provisions	Bolivars	-6	0
Provisions	Argentinean Peso	85	11
Provisions	Brazilian Real	-154	-329
Provisions	Mexican Peso	17	-47
Provisions	Other Currencies	-28	67
Withholdings	Bolivars	3	0
Withholdings	Mexican Peso	58	79
Withholdings	Argentinean Peso	59	0
Withholdings	Brazilian Real	-460	0
Income taxes (Income tax)	Chilean Peso	9	0
Income taxes (Income tax)	Brazilian Real	1	-17
Income taxes (Income tax)	Other Currencies	0	-2
Income taxes (Taxes to be paid)	Chilean Peso	0	46
Income taxes (Taxes to be paid)	Argentinean Peso	0	76
Income taxes (Taxes to be paid)	Mexican Peso	-112	48
Income taxes (Taxes to be paid)	Other Currencies	0	1
Other current liabilities	Chilean Peso	8	-210
Other current liabilities	Brazilian Real	2	-512
Other long-term liabilities	Other Currencies	-38	0
Other current liabilities	Mexican Peso	54	0
Other current liabilities	Argentinean Peso	-124	0
Obligations with the public	U.F.	-1,055	0
Other long-term liabilities	Dollars	0	64
Other long-term liabilities	Chilean Peso	4	85
Other long-term liabilities	Mexican Peso	0	17
Other long-term liabilities	Brazilian Real	-420	-1,329
Total (debit) / credit		-2,303	5,275
(Loss) Profits from exchange difference		-1,782	-502

NOTE 25 - DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bonds placement
The costs incurred in bond issues are being amortized on a straight-line basis over the term of the obligation and consist of the following items:

	2007	2006
	ThUS$	ThUS$

Stamp taxes	7,485	7,477
Placement & auction commissions	591	867
Bond auction commission	283	283
Credit rating advice	229	229
Registration & inscription fees	42	42
Legal advice	28	28
Printing costs	20	20
Other costs	413	127
Total costs	9,091	9,073
Accumulated amortization	(2,657)	(1,353)
Balance to be amortized	6,434	7,720

These expenses are shown in Current assets as Prepaid expenses for the short-term portion of ThUS$897 (ThUS$1,156 in 2006) and in Long-term assets as Others for the long-term portion of ThUS$5,537 (ThUS$ 6,564 in 2006).

Share placement

The expenses incurred in the issue and placement of shares consist of the following items:

	2007	2006
	ThUS$	ThUS$

Financial advice	3,027	2,860
Placement commission	352	352
Publications	641	184
Legal advice	426	149
Printing & other costs	70	68
Total costs	4,516	3,613

This amount is shown deducted from Reserves in the Shareholders’ equity.

NOTE 26 - CASH FLOW STATEMENT

Fecu Code 50.50.30.55 Other charges to results that do not represent cash flow are:

Detail	Country	2007 THUS$	2006 THUS$
Depletion	Argentina	169	362
Depletion	Brazil	1,091	1,853
Depletion	Chile	1,981	3,137
Depletion	Venezuela	807	903
Others		-	770
TOTAL		4,048	7,025

NOTE 27 DERIVATIVE CONTRACTS

The company and it subsidiaries maintain the following Swap Agreements:

a) Currency Swap Agreements:

	Receivable			Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Citibank N.A.	UF	561,295	4.940%	THUS$	18,621	7.06%
Morgan Stanley Capital Services	UF	1,122,589	4.939%	THUS$	37,240	7.09%
Citibank N.A.	UF	1,000,000	4.2058%	THUS$	33,523	5.75%
Santander Santiago	UF	1,000,000	4.2058%	THUS$	33,523	5.60%
J.P. Morgan	UF	441,612	4.6948%	THUS$	15,000	6.59%

b)  Investment Agreement:

	Receivable			Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Morgan Stanley Capital Services	THU$	16,000	6.20%	MXN	183,200	11.75%

The Company utilizes its derivative contracts in order to reduce the effects of currency fluctuation and to fix interest rates.

				Description of the contract				Protected Value	Affected Account
									Assets / Liabilities		Effect On Income
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	Amount	Realized	Unrealized
S	CCPE	23,277	IV-2010	Currency exchange	C	U.F. Bonds	18,621	19,125	Other long-term assets	620	-93	698
S	CCPE	46,553	IV-2010	Currency exchange	C	U.F. Bonds	37,242	38,251	Other long-term assets	856	-189	180
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	34,074	Other long-term assets	1,234	-127	1,533
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	34,074	Other long-term assets	1,326	-114	1,650
S	CCPE	15,000	IV-2026	Currency exchange	C	U.F. Bonds	15,000	15,047	Other long-term assets	578	-72	409
S	CI	20,000	IV-2010	Currency exchange	C	Future Flows	16,000	16,593	Other long-term liabilities	1,756	-233	-

NOTE 28 CONTINGENCIES AND RESTRICTIONS

The following are the contingencies and commitments outstanding at the end of the period:

a) Covenants.

All the Company’s covenants are being met at the date of these financial statements.

Masisa S.A.
- Domestic issue and placement of bonds

The issue and placement indenture for the bonds made in December 2003 by the former Masisa S.A. on the domestic market, for ThUF 2,500 at 7 years with 2 year’s grace, and for ThUF 702 at 21 years with 7 year’s grace, sets out certain obligations (today assumed by Masisa S.A.) and/or its subsidiaries that are normal in this kind of transaction, These include the following:

- Maintenance of insurance cover over the principal assets in line with industry standards;
- Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;
- Maintenance to date of the accounting books of the parent and its subsidiaries;
- Carry out transactions with subsidiaries on market conditions;
- Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;
- Maintain in its quarterly financial statements, effective from December 31, 2003, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0.9:1, measured on the figures in its unconsolidated and consolidated financial statements, as established in the respective bond issue contract.

- On August 13, 2003, Masisa S.A. (formerly Terranova S.A.) placed bonds for ThUS$ 30,000 for 5 years with a bullet repayment, This placement commits the company to:
- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly. Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.
- Carry out transactions between related parties on market conditions.
- Maintain minimum forest reserves of 60,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.
- Maintain a ratio of debt to shareholders’ equity also known as the leverage, at a consolidated and unconsolidated level of no more than 0.85.

- On January 12, 2006, Masisa S.A. placed bonds for ThUF 2,000 at 7 year’s term with 2 year’s grace, and ThUF 2,750 at 21 years with 1 year’s grace. This placement obliges the Company to comply with the following covenants:
- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly, Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.
- Carry out transactions between related parties on market conditions.
- Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years
- Maintain a ratio of debt to shareholders’ equity, also known as the leverage, at a consolidated and unconsolidated level of no more than:

i, 0.90 times between March 31, 2006 and the maturity of the bonds.

Masisa Overseas Ltd.

The Parent company and the subsidiaries Masisa Argentina S.A. and Masisa do Brazil Ltda. have guaranteed loans granted to the subsidiary Masisa Overseas Ltd. These include compliance with certain obligations that are normal for this kind of transaction, which are set out below. The financial ratios have to be calculated on the basis of the consolidated financial statements of Masisa S.A..

- Private Placement

Resulting from private loans obtained abroad through the subsidiary Masisa Overseas Ltd,, Masisa S.A. is subject to compliance with certain obligations that are normal for this kind of transaction, including the following, as set out in the respective loan agreements: compliance with current legislation; maintenance of insurance cover; maintenance of its properties; compliance with certain financial ratios, including a maximum debt ratio (leverage) of 1:1, a consolidated net tangible equity of no less than ThUS$193,236 and a financial expense ratio of no lower than 1.5:1 (income for the period before financial expenses and taxes to financial expenses); maintenance of a 100% holding in the capital of Masisa Overseas Ltd, and 66.6% holding in Masisa Argentina S.A.; prohibition on certain transactions with related parties; extend to the bond-holders any new collateral that Masisa S.A. and/or its subsidiaries grant in favor of third parties to cover new debts or debts existing at the date of the contract, with certain exceptions including those that have to be granted in the normal course of their business to cover the payment terms for new acquisitions and those related to letters of credits, among others.

- Rabobank Syndicated Loan

The syndicated loan agreement signed on December 20, 2005 with Rabobank Curacao N,V,, West LB AG, New York branch, The Bank of Nova Scotia, Citibank N,A,, Nassau, Bahamas branch and ABN Amro Bank N,V,, commits Masisa S.A., as the guarantor, to comply with certain covenants, mainly referring to compliance with legislation, maintenance of insurance cover, maintenance of its properties, and compliance with certain financial covenants based on its consolidated financial statements, like:
Minimum board installed production capacity: 1,200,000 annual cubic meters.
Interest cover greater than 3.0
Net shareholders’ equity greater than US$ 980 million.
Net debt to equity ratio no higher than 0.9:1

Masisa Argentina S.A.

The Parent company has guaranteed loans obtained by the subsidiary Masisa Argentina S.A. These contemplate compliance with certain obligations normal in this type of transaction, as per the terms and conditions of the respective loan agreements, Those related to financial ratios should be calculated on the basis of the consolidated financial statements.

- Rabobank Nederland

The loan granted by Cooperative Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank Nederland) to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; maintain the fixed assets necessary for the company’s ordinary business; comply with applicable laws and regulations; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement; carry out transactions with related parties at market prices; prohibition on providing financing to any entity in the business group that is neither the borrower nor any of its subsidiary or associate companies.

- Banco de Crédito e Inversiones

The loan granted by Banco de Crédito e Inversiones to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement.

Inversiones Internacionales Terranova S.A.

- The loan agreements signed by Inversiones Internacionales Terranova S.A. with the German bank WestLB commit Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A., Andinos C.A. and Masisa Madeiras Ltda.

- The syndicated loan agreement signed on February 2, 2001 by the foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda. (formerly Terranova Brazil Ltda.) with the Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for a total sum of ThUS$ 85,000, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to compliance with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007),
Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Fibranova C.A. and Andinos C.A.

- The loan agreement signed on February 26, 2004 by the foreign subsidiaries Fibranova C.A. and Andinos C.A., of Venezuela, with the German bank KfW, commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, maintaining indirect control over both debtors, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A.

The syndicated loan agreement signed on April 15, 2002 by the foreign subsidiary Fibranova C.A., in Venezuela, with the Chilean banks Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Corpbanca and Banco Security commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007).
Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Forestal Argentina S.A.

- On September 2, 2005, Masisa S.A. became a joint and several guarantor in favor of Banco Cooperative Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank Nederland) for the loan granted by that bank the same year to the subsidiary Forestal Argentina S.A. This loan was to be used to restructure its financial debt. The loan agreement states that Masisa S.A., as guarantor, should comply with certain obligations normal to this type of transaction, The loan agreement also obliges Masisa, S.A. to comply with the certain financial ratios, on the basis of its consolidated financial statements:

Minimum installed board production capacity: 1,200,000 annual cubic meters
Maximum debt level: 0.9:1
Minimum interest coverage: 3:1
Minimum forestry asset coverage: 1.5:1
Minimum net tangible equity: ThUS$ 700,000

Forestal Tornagaleones S.A.

- On October 15, 1998, Forestal Tornagaleones S.A. signed a loan agreement with Rabobank Investments Chile S.A. and granted security in the form of a mortgage over land and plantations for the term of the loan. The loan was renewed on August 9, 2005. The value of this goods by the close of this financial statements amounts to THUS$ 35,180 divided into Plantations, THUS$28,497 and Lands THUS$ 6,683.

b) Deferred customs duties

At March 31, 2007, the Company owed deferred customs duties of ThUS$11 (ThUS$60 in 2006),

Expiry	ThUS$
2007	11
Total	11

c) Insurance

As of March31, 2007, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

- Insurance for plantations of local subsidiaries THUS$407,519

- Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$199,626 and THUS$ 130,974 for fixed costs in case of shutdown of the plants.

- Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

- With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$102,289; for physical assets and inventories to THUS$188,000 and to THUS$83,566 for fixed costs in case of shutdown of plants.

- The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$235,204 and THUS$46,138 for fixed costs in case of shutdown of plants, There is no insurance for plantations, since there is no market for this kind of insurance in Venezuela.

- The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$39,498 and THUS$19,362 for fixed costs in case of shutdown of plants.

- The companies in Argentina have taken out the following insurance: for forest plantations THUS$54,228, for physical assets and inventories THUS$180,677 and THUS$39,322 for fixed costs in case of shutdown of plants.

d) Other Contingencies

Through Resolution No,203, dated August 29th, 2003, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies. According to the background information that the company has, Resolution No, 203 would have an effect on the losses recorded by the company which amount to US$ 39.2 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No, 203 pursuant to the procedure established in articles 123 and following of the Tax Code, Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No, 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 39.2 million recorded by the company.

e) Bargain and Sale of shares and Shareholders Agreement

-
By the incorporation of Oxinova C.A. an affiliate in the Republic of Venezuela, the affiliate Inversiones Internacionales Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly for the purpose of restricting the sale of shares, in order not to establish a pledge, or levy any share that is of its property and to maintain the control of Fibranova C.A., whether through Masisa S.A. or directly.

-
Chilean affiliate Inversiones Internacionales Terranova S.A. signed on the 23rd of may, 2002, a shareholders agreement with Corporación Venezolana de Guayana (CVG) a self governing state owned organization in order to regulate the principles, the rights and obligations of the Parties in and Venezuelan corporation that they would incorporate for the construction, administration and operation of a fluvial port in the northern riverbank of Orinoco River, Macapaima, Venezuela.

To the closing date of these financial statements, due to diverse considerations, the previously mentioned corporation has not yet been incorporated.

f) Contract for Wood Purchasing.

As of the end of the period, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) maintains a contract for the purchase of Caribbean Pine wood which was signed on May, 1997. The plantation that is the object of the contract covers a total of 59,000 hectares in the State of Monagas in Venezuela, which is made up of two sites of 30,000 and 29,000 hectares, The exploitation term for such man made plantations is 30 years and the resources that are not used shall be returned to CVG Proforca C.A.

The signed contract takes the following conditions into account:

1.	The land sites where the plantations are located are the property of the company CVG Proforca C.A., and they are not part of the sale.

2.	The processing of the documents and obtaining future permits that may be required and its costs, shall be on the account for TDVSSA.

3.
CVG,Proforca C.A. shall compensate TDVSA in the event that the latter should incur in expenses and costs due to the non compliance of CVG Proforca C.A. as owner, holder and operator of the mentioned goods.

4.
TDVSA is bound to comply with environmental protection regulations in order to prevent fires, industrial hygiene and safety, current lumbering and maintenance of feasibility and infrastructure, as well as how to carry out the risk analysis in order to prevent fires and the creation of an operational plan for fighting fires.

5.	TDVSA shall have the required insurance policies in order to cover third party expenditures, while the beneficiary shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed to provide THUS$740 to CVG Proforca in order to promote efforts for preventing fires that could affect the plantations.

g)  Rental contract of Sawmill Uverito

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract for the rental of a sawmill with CVG Proforca C.A., with the single payment of THUS$ 10,000 during a 15 year term as of 1997.

On March 20, 2006, Terranova Venezuela and CVG Proforca agreed the following:

-Terminate in advance the rent contract of Uverito sawmill, without having CVG Proforca to do any payment for the termination of the contract.

-Terranova Venezuela commits to do a series of tasks described in a chronogram which is part of the agreement, with the purpose of placing the sawmill in similar operational conditions to the valid ones at the moment of its reception in 1997.

-At the end the reconditioning, Terranova Venezuela will have to consign a guarantee for the functioning of the equipments for 4 months, which will not include the bad use nor out ware of the equipments, nor implicate the un fulfillment of the reconditioning tasks by Terranova de Venezuela.

h) Beneficial interest contract of 30,000 hectares

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract with CVG Proforca C.A. a contract whereby the latter company assigns the rights of use of a site of land of 30,000 hectares, which corresponds to one of the two sites that the contract for the purchase of wood mentions.

This contract shall be in force for 30 years, nevertheless, the rights of use shall cease after TDVSA has exploited all forestry resources as of the twentieth year, In consideration, TDVSA shall transfer to CVG Proforca C.A. the property over such forestry resources that have been planted on their account, which shall have less than 10 years, in a surface that is not less than 7,500 hectares and no less than 400 plants by hectare of Caribbean Pine.

TDVSA committed itself among other things, to the following:

-
To reforest on its account for its benefit (except for the previously mentioned consideration to CVG Proforca C.A.) the parts that have been planted by TDVSA during the first twenty years this contract is valid.

-	To establish a bond for the true compliance of obligations assumed under this contract in favor of CVG Proforca C.A. for the total amount of THUS$ 300.

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	31-03-2007	31-03-2006	31-03-2007	Assets	31-03-2008	Assets	31-03-2009	Assets
BANCO BBVA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	764	764	894	619		144		0
BANCO DEL ESTADO DE CHILE	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,469	1,469	1,719	1,191		278		0
BANCO SANTANDER	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	2,761	2,761	3,232	2,239		522		0
ABN AMRO BANK	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	0	0	1,396
BANQUE EUROPEENNE POUR AM	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth			0
CITIBANK VENEZUELA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	2,192	2,192	0	2,192		0		0
CORPBANCA VENEZUELA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth			1,427
WESTDEUTSCHE LANDESBANK	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	0	0	3,210	1,059
KREDITANSTALT FUR WIEDERAUFBAU	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,140	1,140	1,520	380		380		380
RABOBANK NEDERLAND	FORESTAL ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	5,220	5,220	5,514	360		540		360
ABN AMRO BANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth			5,659
BANCO PROVINCIAL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	4,651	4,651		4,651
BANCO BBVA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	2,546	2,546	2,980	2,064		482		0
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	24,340	24,340	28,309	17,343		6,997
BANCO DE CRÉDITO E INVERSIONES	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	7,931	7,931	9,207	5,431		2,500
BANCO DE VENEZUELA S.A.	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	18,884	18,884	24,294	18,884
BANCO DEL ESTADO DE CHILE	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	8,739	8,739	10,230	7,086		1,653		0
BANCO MERCANTIL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	23,769	23,769	16,283	23,769
BANCO SANTANDER	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,754	3,754	4,358	2,570		1,183
BANQUE EUROPEENNE POUR AM	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth			0
SECURITY BANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth
BANCO SECURITY	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,701	3,701	4,297	2,534		1,167
CITIBANK VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	2,893	2,893		2,893		0		0

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	31-03-2007	31-03-2006	31-03-2007	Assets	31-03-2008	Assets	31-03-2009	Assets
WESTDEUTSCHE LANDESBANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	15,385	15,385	19,403	12,308		3,077		0
BNP PARIBAS	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	7,200	7,200	11,297	7,200
CORPBANCA VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	0	0	3,440
KREDITANSTALT FUR WIEDERAUFBAU	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	10,260	10,260	13,670	3,420		3,420		3,420
BANCO DE CRÉDITO E INVERSIONES	MASISA ARGENTINA S.A.	Subsidiary			9,722	9,722	12,765	2,778		2,778		2,778
RABOBANK NEDERLAND	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	8,750	8,750	11,479	2,500		2,500		2,500
ABN AMRO BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	11,000	11,000	11,107	0				2,200
CITIBANK N.A.	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,700	24,700	24,990					4,950
RABOBANK NEDERLAND	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,700	24,700	24,990					4,950
THE BANK OF NOVA SCOTIA	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,700	24,700	24,990					4,950
BANCO CHILE NEW YORK BRANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	0	0	0
WESTDEUTSCHE LANDESBANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,700	24,700	24,990					4,950
PRIVATE PLACEMENT	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	18,000	18,000	27,822	9,000		9,000		0
COMERICA BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	0	0	0
BANCO BBVA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	289	289	483	193		96		0
BANCO DEL ESTADO DE CHILE	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	555	555	930	370		185		0
BANCO ITAU BBA	MASISA MADEIRAS LIMITADA	Subsidiary				1,460	2,060	1,460

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	31-03-2007	31-03-2006	31-03-2007	Assets	31-03-2008	Assets	31-03-2009	Assets
BANCO SANTANDER	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	1,044	1,044	1,748	696		348		0
WESTDEUTSCHE LANDESBANK	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Suretyship	Net Worth	4,354	4,354	6,174	4,354
KREDITANSTALT FUR WIEDERAUFBAU	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Suretyship	Net Worth			16,903
BANCO BBVA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth			1,393
BANCO DEL DESARROLLO	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth			0
CITIBANK VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	3,702	3,702		3,702		0		0
WESTDEUTSCHE LANDESBANK	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	0	0	12,078	8,367		1,915		0
BANQUE EUROPEENNE POUR AM	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth			0
CORPBANCA VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth			349
BANCO DE CHILE	OXINOVA C.A.	Joined	Suretyship	Net Worth	4,900	4,900	4,900	4,900				0
HSBC	MASISA USA INC	Subsidiary	Suretyship	Net Worth			2,519
-	-	-	-	-	308,715	310,175	385,009	156,513		39,165		31,438

NOTE 29: GUARANTEES RECEIVED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$7,585 (THUS$3,185 in 2006) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 30 - NATIONAL AND FOREIGN CURRENCY

a)  Assets
The breakdown of all foreign currency accounts is as follows:
		Amount
Account	Currency	31-03-2007	31-03-2006
Cash	Chilean Peso	416	803
Cash	Dollars	2,642	3,523
Cash	Argentinean Peso	1,190	268
Cash	Brazilian Real	1,109	3,289
Cash	Mexican Peso	970	3,423
Cash	Bolivars	1,084	1,960
Cash	Other Currencies	306	639
Cash	Euro	7	22
Time deposit	Dollars	22,720	84,991
Time deposit	Euro	89
Time deposit	Bolivars	101	482
Time deposit	Brazilian Real
Time deposit	Other Currencies	7,958
Marketable securities	Chilean Peso	1,192
Marketable securities	Other Currencies	11,057	10,856
Accounts receivable	Chilean Peso	27,553	27,827
Accounts receivable	Euro	544	179
Accounts receivable	Dollars	43,173	39,412
Accounts receivable	Argentinean Peso	5,096	2,436
Accounts receivable	Brazilian Real	27,350	22,278
Accounts receivable	Bolivars	13,371	8,041
Accounts receivable	Other Currencies	3,583	4,073
Accounts receivable	Mexican Peso	15,861	16,996
Notes receivable	Chilean Peso	2,559	3,437
Notes receivable	Dollars	2,001	2,696
Notes receivable	Argentinean Peso	3,387	2,718
Notes receivable	Other Currencies	2	2
Notes receivable	Brazilian Real	0	1,376
Notes receivable	Mexican Peso	1,296	2,461
Sundry debtors	Chilean Peso	6,631	5,661
Sundry debtors	Dollars	4,922	5,430
Sundry debtors	Bolivars	7,352	2,471
Sundry debtors	Euro	51	172
Sundry debtors	Argentinean Peso	1,131	53
Sundry debtors	Brazilian Real	3,477	1,945
Sundry debtors	Mexican Peso	957	1,722
Sundry debtors	Other Currencies	2,133	1,494

		Amount
Account	Currency	31-03-2007	31-03-2006
Notes receivable from related companies	Dollars	6,964	6,096
Inventories	Dollars	198,637	207,189
Recoverable taxes	Chilean Peso	31,520	21,539
Recoverable taxes	Dollars	2,353	5,881
Recoverable taxes	Argentinean Peso	4,512	5,397
Recoverable taxes	Brazilian Real	6,671	11,310
Recoverable taxes	Mexican Peso	1,869	1,508
Recoverable taxes	Bolivars	11,581	13,479
Recoverable taxes	Other Currencies	3,197	1,579
Prepaid expenses	Chilean Peso	3,789	1,088
Prepaid expenses	Dollars	1,090	3,643
Prepaid expenses	Argentinean Peso	224	298
Prepaid expenses	Bolivars	2,136	1,010
Prepaid expenses	Brazilian Real	1,115	1,077
Prepaid expenses	Mexican Peso	206	145
Prepaid expenses	U.F.	0	1,976
Prepaid expenses	Other Currencies	482	604
Deferred taxes	Dollars	5,316	2,430
Others currents assets	Other Currencies
Others currents assets	Chilean Peso	2,259	4,923
Others currents assets	Dollars	26	1,226
Others currents assets	Argentinean Peso	11
Others currents assets	Mexican Peso	462	32
Others currents assets	U.F.	13	159
--------
Fixed Assets
Fixed Assets	Dollars	1,547,274	1,465,112

		Amount
Account	Currency	31-03-2007	31-03-2006
Others assets
Investments in related companies	Dollars	4,385	4,212
Investments in other companies	Chilean Peso	7	7
Investments in other companies	Dollars	154	158
Investments in other companies	Other Currencies	40	40
Goodwill	Dollars	1,144	1,228
Negative goodwill	Dollars	-57,102	-61,876
Long term receivables	Dollars	2,051	2,469
Long term receivables	Chilean Peso	0	976
Long term receivables	Other Currencies	194	100
Long term receivables	Brazilian Real	3,370	1,974
Notes and accounts receivable from related companies	Brazilian Real
Intangible	Dollars	1,126	121
Amortization	Dollars	-214	-21
Others	Chilean Peso	427	292
Others	U.F.	10,002	12,909
Others	Argentinean Peso	71	45
Others	Dollars	15,685	15,574
Others	Brazilian Real	1,221	1,056
Others	Bolivars	238	72
Others	Mexican Peso	126	75

Total Assets
	Chilean Peso	76,353	66,553
	Dollars	1,804,347	1,789,494
	Argentinean Peso	15,622	11,215
	Brazilian Real	44,313	44,305
	Mexican Peso	21,747	26,362
	Bolivars	35,863	27,515
	Other Currencies	28,965	19,546
	Euro	691	373
	U.F.	10,002	14,885

b)  Short Term Liabilities

		Until 90 days				90 days to 1 year
		31-03-2007		31-03-2006		31-03-2007		31-03-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Obligations to banks and financial institutions short/term	Chilean peso
Obligations to banks and financial institutions short/term	Dollar					12,384	5.00%	5,603	4.63%
Obligations to banks and financial institutions short/term	Bolivars					59,185	10.0%	45,809	14.50%
Short/term portion of long/term liabilities to banks and financial institutions	U.F.
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	5,103	5.00%	1,985	3.83%	58,394	10.7%	49,133	3.83%
Short/term portion of long/term liabilities to banks and financial institutions	Bolivars							3,933	17.25%
Obligations with the public short/term portion	U.F.	15,602	5.00%			10,861	5.00%
Obligations with the public short/term portion	Dollar	432	5.00%			9,548	8.00%	32,261	8.05%
Long/term liabilities due within one year	Dollar
Dividends payable	Chilean peso			561
Dividends payable	Dollar	467
Accounts payable	U.F.	94
Accounts payable	Chilean peso	10,201		16,377
Accounts payable	Dollar	32,948		23,359
Accounts payable	Argentinean peso	3,020		2,492
Accounts payable	Brazilian Real	9,075		7,159
Accounts payable	Bolivars	457		1,930
Accounts payable	Mexican peso	1,490		3,866
Accounts payable	EURO	361
Accounts payable	Other Currencies	7,411		2,880
Notes payable	Chilean peso			5
Notes payable	Argentinean peso	831		817
Sundry creditors	Chilean peso	23		36
Sundry creditors	Dollar	2,169		1,822
Sundry creditors	Argentinean peso			75
Sundry creditors	Mexican peso	3		11
Sundry creditors	Bolivars	320		6
Sundry creditors	EURO	467
Sundry creditors	Other Currencies	50		188

		Until 90 days				90 days to 1 year
		31-03-2007		31-03-2006		31-03-2007		31-03-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Notes and accounts payable to related companies	Dollar	9,524		3,566
Provisions	Chilean peso	4,334		3,418
Provisions	Dollar	8,473		4,652		1,068		1,068
Provisions	Argentinean peso	7,586		4,748
Provisions	Bolivars	4,054		2,018
Provisions	Brazilian Real	5,179		3,680
Provisions	Mexican peso	766		330
Provisions	Other Currencies	83		80
Withholdings	Chilean peso	1,482		622
Withholdings	Dollar	880		704		59		67
Withholdings	Bolivars	1,383		1,619
Withholdings	Argentinean peso	1,108		770
Withholdings	Brazilian Real	6,259		12,427
Withholdings	Mexican peso	2,721		1,768
Withholdings	Other Currencies	572		369
Income tax	Chilean peso	258		1,579
Income tax	Dollar	260		2,046				233
Income tax	Argentinean peso	5,495				1,594		3,656
Income tax	Bolivars	992		148
Income tax	Brazilian Real	390
Income tax	Mexican peso			1,526
Income tax	Other Currencies	1,967		1,070
Income received in advance	Chilean peso	18		16
Income received in advance	Dollar
Income received in advance	Bolivars	8		518
Income received in advance	Argentinean peso			203
Income received in advance	Mexican peso			22
Income received in advance	Other Currencies
Other current liabilities	Dollar	271
Other current liabilities	Argentinean peso			405
Other current liabilities	Mexican peso

		Until 90 days				90 days to 1 year
		31-03-2007		31-03-2006		31-03-2007		31-03-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
TOTAL CURRENT LIABILITIES

	Chilean peso	16,316		22,614		0		0
	Dollar	60,527		38,134		81,453		88,365
	Bolivars	7,214		6,239		59,185		49,742
	U.F.	15,696		0		10,861		0
	Argentinean peso	18,040		9,510		1,594		3,656
	Brazilian Real	20,903		23,266		0		0
	Mexican peso	4,211		7,160		0		0
	EURO	828		0		0		0
	Other Currencies	10,083		4,587		0		0
	Mexican peso	769		363		0		0

 Long-term Liabilities as of March 31, 2007

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions	Dollar	68,102	8.2%	93,607	5.8%	0	0	0	0
Bonds	U.F.	107,166	4.68%	39,795	4.54%	32,042	5.15%	54,250	5.08%
Bonds	Dollar	39,000	5.71%	0	0	0	0	0	0
Sundry creditors	Dollar	67	0	0	0	0	0	0	0
Provisions	Dollar	0	0	0	0	542	0	0	0
Provisions	Bolivar	0	0	0	0	0	0	1,119	0
Deferred taxes	Dollar	35,785	0	0	0	30,338	0	0	0
Deferred taxes	Argentinean peso	1,133	0	755	0	1,889	0	1,889	0
Deferred taxes	Mexican peso	402	0	0	0	0	0	0	0
Deferred taxes	Bolivar	1,542	0	0	0	0	0	0	0
Deferred taxes	Brazilian Real	3,754	0	0	0	0	0	0	0
Other long-term liabilities	Dollar	6,211	0	0	0	0	0	0	0
Other long-term liabilities	Brazilian Real	13,324	0	0	0	0	0	0	0
Total long-term liabilities
	Dollar	149,165		93,607		30,880		0
	U.F.	107,166		39,795		32,042		54,250
	Bolivars	1,542		0		0		1,119
	Argentinean peso	1,133		755		1,889		1,889
	Mexican peso	402		0		0		0
	Brazilian Real	17,078		0		0		0

Past period 03-31-2006

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions	Dollar	69,709	3.83%	27,739	3.83%	119,060	3.83%	0
Obligations to banks and financial institutions	Bolivar	2,360	17.25%	754	17.25%	0	0	0	0
Bonds	U.F.	55,115	5.24%	68,952	5.24%	59,048	5.24%	66,863	5.24%
Bonds	Dollar	48,000	5.00%	0	0	0	0	0	0
Sundry creditors	Chilean pesos	27		0		0		0
Sundry creditors	Dollar	200		0		0		0
Provisions	Chilean pesos	0		0		0		0
Provisions	Dollar	0		1,422		0		0
Provisions	Brazilian Real	0		0		0		0
Deferred taxes	Dollar	686		731		44,106		0
Other long-term liabilities	Chilean pesos	0		0		0		0
Other long-term liabilities	Brazilian Real	13,065		682		0		0
Other long-term liabilities	Dollar	8,478		0		0		0
Total long-term liabilities
	Dollar	127,073		29,892		163,166		0
	Bolivar	2,360		754		0		0
	U.F.	55,115		68,952		59,048		66,863
	Chilean pesos	27		0		0		0
	Brazilian Real	13,065		682		0		0

NOTE 31: SANCTIONS

Neither the Company nor its directors or managers have received sanctions during the period covered by these financial statements from the Superintendence of Securities and Insurance or other administrative authorities.

NOTE 32: SUBSEQUENT EVENTS

Between March 31 and the emission date of the current financial statements, we had no knowledge of any subsequent events.

NOTE 33 - ENVIRONMENTAL

The company’s environmental management is focused on the following 2 aspects:
1. - Legal Aspect:
This aspect gathers all that relates to permit applications, authorizations, and environment related certifications, as well as the regularization of any pending aspects.
2. - Environmental management and Eco-efficiency:
Under the concept that each process can be improved through responsible and adequate environmental management, the company is concerned to evaluate and develop projects which will allow cost savings, reduction of losses in processes in order to achieve an efficient use of our resources, and finally, the implementation of the Environmental Management Certificate System under international standards.
The company is committed and has made investments in operative areas related to the environmental management system, the invested amounts expressed in THUS$, in the company and its subsidiaries are:

Company	Budget	Invested	Invested
	Aggregate 2007	Aggregate 2007	2007 Period
	THUS$	THUS$	THUS$
Masisa S.A. Chile	4,155	6,303	2,609
Masisa Argentina	1,776	1,688	831
Masisa Brazil	2,254	1,871	327
Maderas y Sintéticos
Masisa Mexico	996	1,033	47
Forestal Argentina	90	208	53
Forestal Tornagaleones	638	907	109
Masisa Madeiras	286	138	-
Terranova Venezuela	290	3,081	1,086
Consolidated Total	10,485	15,229	5,062

REASONED ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH31ST, 2007
(In thousands of US$)

A.	Comparative analysis of the main observed trends:

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec

Liquidity Indexes
Regular Liquidity	1.65	2.19	1.78
Acid Ratio	0.03	0.05	0.06

The outstanding assets have decreased approximately in 8.64%, which is explained by the decrease in short term financial investments due to payments related to the construction of a new productive plant in Chile.

In addition, the outstanding liabilities increased in approximately 21.24%, which is mainly due to a restructuring of the financial debt from long term to short term.

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec
Indebtedness Indexes
Indebtedness Ratio (times)	0.68	0.72	0.65
Short Term Debt/Total Debt	36.61%	30.18%	33.04%
Long Term Debt/Total Debt	63.39%	69.82%	66.94%
Financial Expenses Coverage (times)	1.69	1.68	2.06

The observed variation in the composition of the debt is mainly due to a restructuring of the financial debt from long term to short term.

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec
Activity Index
1. Total Assets	2,037,903	2,000,248	2,016,334
Investments of the period
- In Fixed asset	18,795	18,130	121,843
Dispositions:
- Fixed asset sales	-	1,615	1,565

2. Inventory Rotation	0.85	0.8	3.33
3. Inventory Permanence	106.09	117.01	108.23
4. Accounts Payable Rotation	2.78	2.99	12.97
5. Accounts Payable Permanence	32.38	30.10	27.76
6. Accounts Receivable Rotation	1 .33	1.48	6.16
7. Accounts Receivable Permanence	67.86	60.65	58.41

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec
Result Indexes
Operating Income	216,513	212,575	886,507
- Internal market	193,652	195,273	816,439
- External market	22,861	17,302	70,068
Operating Costs	(163,049)	(165,232)	(678,956)
- Internal market	(149,252)	(155,136)	(625,292)
- External market	(13,797)	(10,096)	(53,664)
Operating Result	22,657	19,271	83,579
Financial Expenses	(8,500)	(10,558)	(35,371)
Non-Operating Result	(16,783)	(12,111)	(45,997)
R,A,I,I,D,A,I,E,	26,725	30,491	124,040
Net Earnings (loss) after taxes	2,100	28	24,933

Operating income increased during the Jan-Mar 2007 period in 1.85% regarding the same last period and gross margin was 12.93%.

Depletion for the analyzed periods is detailed below:

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec
Argentina	169	362	1,288
Brazil	1,091	1,853	5,562
Chile	1,981	3,137	9,011
Venezuela	807	903	3,307
Total	4,048	6,255	19,168

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec
Profitability Indexes

1. Net Worth Profitability	0.27%	0.01%	2.58%
2. Asset Profitability	0.16%	0.06%	1.48%
3. Operating Asset Performance	1.11%	0.95%	4.13%
4. Net Income per Share (dollars)	0.00057	0.0002	0.0052
5. Dividend Return	N/A	N/A	1.01%

Profitability Indexes reflect the said decrease of results.

B.- Description and analysis of the main components of net flows

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec

Positive net flow generated
by operating activities	30,584	3,013	132,035
- Debtor collection by sales	310,957	230,721	1,230,899
- Suppliers and Personnel Payment	(274,716)	(202,366)	(1,053,794)
- Others	(5,657)	(25,342)	(45,070)

Net flow generated
by Financing Activities	(6,424)	59,782	(32,963)
- Share placement payment	-	44,011	44,012
- Loan granting	37,444	115,236	242,536
- Obligations to the public	-	172,720	162,965
- Dividend payment	-	-	(11,491)
- Loan payment	(43,388)	(116,582)	(291,108)
- Obligations to the public payment	-	(151,893)	(178,338)
- Others	(480)	(3,710)	(1,539)

Net flow generated
by Investment Activities	(20,349)	(41,812)	(149,868)
- Fixed assets sales	-	1,615	1,565
- Incorporation of fixed assets	(18,795)	(18,130)	(121,843)
- Others	(1,554)	(25,297)	(29,590)

Total net flow for the period	3,811	20,983	(50,796)
Inflation effect	(19)	(6,212)	(12)
Initial cash balance
and cash equivalent	47,049	97,858	97,857
Final cash balance
and cash equivalent	50,841	112,629	47,049

When analyzing flows, we can observe the decrease in cash and in cash equivalent during the period due to the incorporation of new resources due to the capital increase completed in January 2006 and the liabilities restructuring completed with the placement of a UF Bond in January 2006.

C. Book and economic value of assets and liabilities

The company’s main assets are its production plants located in Chile, and its investments abroad, in countries such as Argentina, Brazil, the United States, Venezuela, and Mexico, all which are assessed according to the generally accepted accounting principles. The studies that the company usually carries out to analyze the economic value of its productive plants show that such values exceed their respective book values and in those cases in which it is considered necessary, in light of evidence, provisions are made in order to adjust such values to market values.

D. Analysis of the most important variations occurred during the period

The company carries out its businesses in various markets, concentrated mainly in Chile, the United States, Brazil, Mexico, Argentina and Venezuela. Due to this fact, the company’s sales as well as its financial results are exposed to the individual conditions of each market. The following chart sets forth the distribution of sales, grouped by destination market.

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec

United States	18.9%	27.0%	26.0%
Chile	15.8%	17.7%	16.3%
Mexico	10.8%	14.4%	13.2%
Brazil	19.3%	16.3%	16.4%
Venezuela	13.6%	8.0%	10.4%
Argentina	8.3%	6.9%	7.9%
Others	13.3%	9.7%	9.8%
Total	100.0%	100.0%	100.0%

In the past years, Masisa S.A. has increased the diversification of its market risk expanding its productive and commercial operations to other countries. As such, currently it owns plants in Chile, Argentina, Brazil, the United States, Venezuela, and Mexico. The company also owns commercial operations in Colombia, Peru and Ecuador, and exports to numerous countries in America, Asia and Europe. This way, the company avoids exposition to the risk of any market in particular.

In its markets, the company also faces the risk of an eventual intensification of competition or the appearance of new actors in the wood boards, wood products, and forestry markets.

Masisa S.A. thinks it has solid positions in each of the markets in which it directly participates, which allows the company to maintain profitable operations in constant development. Nevertheless, the company can not assure that in the future these conditions will not change due to the incorporation of new participants or due to the intensification of competition in the markets in which it operates. To face these risks, the company concentrates its efforts in actions aiming to maintain its leadership in costs, to maintain a strong distribution chain, constantly improving its product mix, and to obtain brand recognition, among other things.

The company is exposed, assets and liabilities wise, to the variations in foreign currency value other than the functional currency in which accounting is carried out (dollars). The existence of assets and liabilities in non-dollar currencies is mainly due to the company’s operations in the local market, national sales activities, investment activities in assets purchased in the local market, and obtaining internal financing. The non-dollar balances and/or denominated in a different currency other than the functional currency for the analyzed periods were the following:

Summary of asset and liabilities in non dollar currency
(expressed in thousands of US dollars)

	2007	2006	2006
	Jan-Mar	Jan-Mar	Jan-Dec

Assets	233,556	210,754	190,197
Liabilities	424,760	520,454	419,306
Asset Position (liability)	(191,204)	(309,700)	(229,109)

The company uses derivative instruments to reduce currency fluctuation risk, as shown in the respective derivative instruments’ note.

Based in market conditions, the company’s management establishes policies to obtain credits, invest in deposits and marketable securities with resale agreements and the use of derivative instruments. Depending on the amounts, the Board of Directors also approves these transactions before their execution. New long term financing to finance new investments or refinance existing liabilities, must be approved by the Company’s Board of Directors. In the countries in which Masisa S.A. has operations, local management may obtain new short-term loans for its capital work needs in the normal operation of business.

E.- Risk Analysis

Risk Factors Analysis

During the normal course of business, the company faces various market, financing, and operating risk factors, among others.

- Financing and exchange rate risk:

The company’s management establishes policies to manage the financial risk through the use of derivative instruments such as swaps, forwards, options or futures, to cover exchange risks as well as interest rate fluctuation.

The company does not use derivative instruments for speculation.

- Operating risk:

In the regular course of business, Masisa S.A. faces raw material supplying risks, especially in chemical resins and wood, which are essential elements for the production of its products. To minimize this risk, the company maintains long term agreements with chemical resin suppliers.

In addition to the forests and plantations that the company directly holds in Chile, it is also the principal shareholder of Forestal Tornagaleones S.A., who has plantations in Chile and Argentina. Additionally, it maintains a diversification policy for its wood residue supply, reducing dependence from individual suppliers.

As part of the regular course of business, the company may face hazardous risks in its plants, loss risk in its warehouses, third party damages, legal contingencies, commercial risks, and others. The company’s management intends to identify these risks to avoid its occurrence in any way possible; minimizing the potential adverse effects and/or covering through insurance policies the eventual losses if such events should occur.

Relevant Events

A summary of Masisa S.A.’s relevant events for the period January - March 2007 is set forth below, and which the company’s management considers must be acknowledged by the Shareholders.

On March 29 2007, the Company informed the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office), as well as the Security’s Exchanges, about the payment of a minimum an mandatory definite dividend and of an additional definitive dividend, with charge to net income for the period completed as of December 31, 2006. The total amount of the dividend to be shared was for US$ 12,466,914.79 or 50% of the net income distributable for the 2006 period which was US$ 24,933,829.57. This dividend of US$ 0.0021996229 per share will be paid on May 25th, 2007 in pesos, according to the exchange rate "dólar observado" (“observed dollar”) published in the Diario Oficial (Chilean Official Gazette) on May 18, 2007.

Aside from the information above, it is important to say that during the period January - March 2007 there were no other relevant events regarding the Company, which pursuant to the dispositions of Article 9 and paragraph 2 of Article 10 of Law 18.045, had considered being relevant to inform or to disclose.

NOTE 34- Holdings

The remaining holdings as of March31th, 2007 and 2006 are the following:

	2007	2006
	ThUS$	ThUS$
Tax Payable	9,704	15,533
Social Laws	2,731	1,474
Remuneration payable	1,939	1,287
Others	90	52
TOTAL	14,464	18,346

NOTE 35- Recoverable taxes

At March31 2007 the detail of the recoverable taxes, is the
following:

	2007 THUS$	2006 THUS$
First category tax	(3,865)	(1,345)
Monthly provision payments	17,137	25,232
Provisional payment for absorbed utilities (1)	21,127	14,868
IVA to recover exportations	6,538	4,127
Fiscal Credit IVA	13,804	14,483
Qualifications expenses	1,398	539
Other credits	5,564	2,789

TOTAL Tax to recover	61,703	60,693

(1) During the year 2003, the merger was carried out in which the absorbed companies (Andinos S.A., Sociedad Forestal Millalemu S.A. and Forestal Terranova S.A.) registered tributary utilities of previous periods that had not been withdrawn, generating a right to recover in proportional form the paid tax over the referred utilities, that were absorbed by the accumulated tributary losses that existed in the subsequent Company.

During the year 2005 the Company received dividends of old Masisa S.A., which allowed it to increase the amount of recoverable taxes over the same concept.

During the second trimester of 2005, took place the merger between old Masisa S.A. into Terranova, being generated a right to recover in proportional form the paid tax over the tributary utilities not withdrawn, that were absorbed by the tributary losses that were not retired and that were absorbed by the accumulated tributary losses that existed in the subsequent Company.

During the second trimester of the 2006, Masisa S.A. absorbed, due to a full right dissolution, the Chilean companies Masisa Investments Ltda., Masisa
Concepción Ltda. and Investments Colonel Ltda., all of which registered tributary utilities that were not retired and that had paid tax in previous years. Due to this fact and to that Masisa S.A. had accumulated tributary losses, the right was generated, for the absorbent one, to recover the taxes paid by the absorbed companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized,

MASISA S.A.

Date: May 15th, 2007	By:	/s/ Patricio Reyes U,
Patricio Reyes U,
General Counsel